Filed by Constellation Acquisition Corp I

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: US Elemental Inc.

(Reg. No. 333-296412)

McDermitt Drilling Program set to commence; US Elemental on track to list Q4 2026

●	Site mobilisation activities underway at McDermitt following BLM easing of fire restrictions
●	Phase 1 infill and environmental drilling expected to commence late September 2026
●	US Elemental on track to list Q4 2026 with term sheets for PIPE funding received

Engage with this announcement at the Jindalee Investor Hub.

Jindalee Lithium Limited (Jindalee, or the Company; ASX: JLL, OTCQX: JNDAF) is pleased to provide an update on a major drilling program at the Company’s McDermitt Lithium Project (McDermitt, or the McDermitt Project), and the proposed Nasdaq listing of the Project via US Elemental Inc. (US Elemental).

McDermitt Project

The McDermitt Project, located in southeast Oregon, is one of the largest lithium deposits in the United States (US) and is of global significance1.

In August 2026 Jindalee advised that all major approvals had been received for Phase 1 drilling planned under the Exploration Plan of Operations (EPO), which was approved by the US Bureau of Land Management (BLM) in December 20252. The EPO provides for a staged drilling program of up to 168 drill sites at McDermitt, of which Phase 1 will comprise up to 100 drill sites, with commencement of Phase 1 drilling subject to easing of fire restrictions (2026 has been Oregon’s worst fire season on record3).

The BLM has recently eased fire restrictions and mobilisation activities are now underway. High-priority infill drilling targeting the central part of the deposit within the mine design outlined in the McDermitt Pre-Feasibility Study1 is scheduled to commence late September 2026. Drilling is designed to upgrade resource confidence (currently Indicated and Inferred categories - Table 1), provide fresh samples for geotechnical studies and metallurgical testwork, and collect environmental information, including hydrogeological data.

The 2026 drill program is expected to be completed by the end of November, with first results from the Phase 1 drilling program expected early Q1 2027.

US Elemental Transaction

In April 2026, Jindalee announced that its wholly owned US subsidiary, HiTech Minerals Inc. (HiTech), had entered into a binding Business Combination Agreement (BCA) with Constellation Acquisition Corp I (Constellation) (OTCPK: CSTAF), a US special purpose acquisition company (SPAC) sponsored by an affiliate of Antarctica Capital Partners, LLC (Antarctica) (the Transaction)4. The Transaction will establish newly formed US Elemental as a Nasdaq-listed company traded under the ticker “ULIT” holding Jindalee’s US assets, with HiTech becoming a wholly owned subsidiary of US Elemental and US Elemental owning the McDermitt Project.

The Transaction contemplates a capital raise of approximately US$20–30M in a Private Investment in Public Equity (PIPE), including a binding cornerstone US$4M commitment from an affiliate of Antarctica, of which approximately US$1.5M was funded on signing of the BCA and a further US$2.5M is committed to be funded at completion. Proceeds are expected to fund transaction costs, US Elemental working capital and McDermitt activities, including the EPO drilling program and feasibility study work streams.

Completion of the Transaction is subject to the satisfaction (or, where applicable, waiver) of a defined set of customary regulatory and closing conditions. These comprise approval by Constellation shareholders, approval by Jindalee shareholders (completed), Nasdaq listing approval, receipt of applicable regulatory approvals, effectiveness of the relevant US registration statement, satisfaction of the minimum cash condition of US$14M, net of certain transaction expenses (which may be waived by Jindalee), and the absence of material adverse change events. Within this framework, effectiveness of the US registration statement on Form S-4 (Form S-4) is expected to represent the critical path to completion, as it must be declared effective before the Constellation shareholder vote can be convened and the Transaction can proceed to closing. The Form S-4 serves as the combined registration statement and proxy statement/prospectus and contains comprehensive disclosure about US Elemental, the Transaction terms, financial statements, risk factors and McDermitt.

In August 2026, Jindalee advised that an amended US registration statement on Form S-4 (Amended S-4) had been filed with the US Securities and Exchange Commission (SEC) in connection with the Transaction5. In early September 2026, further comments were received from the SEC on the Amended S-4, with a further amended Form S-4 to be filed in the coming weeks. Based on advice from the Company’s US advisers, and subject to any further SEC review, the Form S-4 is estimated to be declared effective in late September or October 2026, allowing Constellation shareholders to consider the Transaction. In this regard, the Constellation sponsor, an affiliate of Antarctica Capital, entered into a Sponsor Support Agreement on execution of the BCA4 committing to vote all of its Constellation shares in favour of the Transaction.

Furthermore, Jindalee is pleased to advise that US Elemental has received term sheets for PIPE funding from several credible US funds, with current indications that the US$20–30M funding target will be met, subject to further negotiations and finalisation of binding funding agreements with short-listed parties.

Based on the progress outlined above, together with parallel workstreams advancing the balance of closing conditions, the Transaction remains on track to complete and US Elemental to list on Nasdaq in Q4 2026, subject to satisfaction or waiver of the remaining conditions.

Jindalee’s Managing Director and CEO Ian Rodger commented: “We are very pleased to advise that site mobilisation activities have commenced at McDermitt, ahead of a significant drilling program commencing later this month. Furthermore, it’s great to be able to report material progress on US Elemental’s Nasdaq listing with the SEC review process nearing completion and funding process advancing through term sheets with the potential to meet the proposed US$20–30M capital raising target under consideration. This is an exciting time for Jindalee shareholders, and we look forward to providing further updates.”

Authorised for release by the Jindalee Board of Directors. For further information please contact:

IAN RODGER		LINDSAY DUDFIELD
Managing Director & Chief Executive Officer		Executive Director
T:	+ 61 8 9321 7550	T:	+ 61 8 9321 7550
E:	enquiry@jindaleelithium.com	E:	enquiry@jindaleelithium.com

References

1.	Jindalee Lithium ASX announcement 19/11/2024: “McDermitt Lithium Project Pre-Feasibility Study”.
2.	Jindalee Lithium ASX announcement, 14/08/2026: “Major Drilling Program Expected at McDermitt in Sep 2026”.
3.	Source: Oregon wildfire costs reach $236 million as state seeks additional funding
4.	Jindalee Lithium ASX announcement, 10/04/2026: “Jindalee Signs BCA to List McDermitt on NASDAQ”.
5.	Jindalee Lithium ASX announcement, 13/08/2026: “Amended Form S-4 Filed as SPAC Transaction Progresses”.

About Jindalee

Jindalee Lithium Limited (Jindalee) is an Australian company focused on developing the McDermitt Project, one of the largest lithium resources in the US1. With 100% ownership and unencumbered offtake rights, Jindalee is strategically positioned to support America’s energy security and domestic supply of critical minerals. In 2024 the Company completed a Pre-Feasibility Study (PFS) confirming McDermitt’s scale, long life and low-cost production potential, with strong engagement from US government agencies, including the Department of Energy. As a deeply undervalued lithium (and potentially magnesium) developer, Jindalee presents a compelling investment opportunity.

Table 1 – 2023 McDermitt MRE1. Note: totals may vary due to rounding

Cut-off Grade (ppm Li)	Indicated Resource			Inferred Resource			Indicated and Inferred Resource
	Tonnage (Mt)	Li Grade (ppm)	LCE (Mt)	Tonnage (Mt)	Li Grade (ppm)	LCE (Mt)	Tonnage (Mt)	Li Grade (ppm)	LCE (Mt)
1,000	1,470	1,420	11.1	1,540	1,270	10.4	3,000	1,340	21.5

Competent Persons Statement

The Company confirms that it is not aware of any further new information or data that materially affects the information included in the original market announcements by Jindalee Lithium Limited referenced in this report and in the case of estimates of Mineral Resources, production targets and Ore Reserves, that all material assumptions and technical parameters underpinning the estimates in the relevant market announcements continue to apply and have not materially changed. To the extent disclosed above, the Company confirms that the form and context in which the Competent Person’s findings are presented have not been materially modified from the original market announcements.

Forward-Looking Statements

This document may contain certain forward-looking statements. Forward-looking statements include but are not limited to statements concerning Jindalee’s current expectations, estimates and projections about the industry in which Jindalee operates, and beliefs and assumptions regarding Jindalee’s future performance. When used in this document, words such as “anticipate”, “could”, “plan”, “estimate”, “expects”, “seeks”, “intends”, “may”, “potential”, “should”, “indication”, and similar expressions are forward-looking statements. Although Jindalee believes that its expectations reflected in these forward-looking statements are reasonable, such statements are subject to known and unknown risks, uncertainties and other factors, some of which are beyond the control of Jindalee and no assurance can be given that actual results will be consistent with these forward-looking statements.

FORWARD-LOOKING STATEMENTS

Certain statements included in this press release are not historical facts but are forward-looking statements, including for purposes of the safe harbor provisions under the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements generally are accompanied by words such as “believe,” “may,” “will,” “estimate,” “continue,” “anticipate,” “intend,” “expect,” “should,” “would,” “plan,” “project,” “forecast,” “predict,” “potential,” “seem,” “seek,” “future,” “outlook,” “target,” and similar expressions that predict or indicate future events or trends or that are not statements of historical matters, but the absence of these words does not mean that a statement is not forward-looking. These forward-looking statements include, but are not limited to (1) statements regarding estimates and forecasts of financial, performance and operational metrics, projections of market opportunity, anticipated size of the lithium resources, expected support from Jindalee, expected NPV or post-tax IRR, and planned production per year; (2) references with respect to the anticipated benefits of the Transaction and the projected future financial and operational performance of US Elemental following the Transaction, which may be affected by, among other things, competition, the ability of US Elemental to grow and manage growth profitably, maintain relationships and retain its management and key employees; (3) the sources and uses of cash of the Transaction; (4) the anticipated capitalization and enterprise value of US Elemental following the consummation of the Transaction; (5) statements regarding US Elemental’s operations following the Transaction; (6) the amount of redemption requests made by Constellation’s public shareholders; (7) current and future potential commercial relationships; (8) plans, intentions or future operations of US Elemental or HiTech, including relating to the finalization, completion of any studies, feasibility studies or other assessments or relating to attainment, retention or renewal of any assessments, permits, licenses or other governmental notices or approvals, or the commencement or continuation of any construction or operations of plants or facilities; (9) the ability of US Elemental or Constellation to issue equity or equity-linked securities in the future or raise additional capital in a PIPE financing; (10) the outcome of any legal proceedings that may be instituted against Constellation, Jindalee, US Elemental and HiTech (together, the “Contracting Parties”); (11) changes to the proposed structure of the Transaction that may be required or appropriate as a result of applicable laws or regulations; (12) the ability to meet stock exchange listing standards following the Transaction; (13) the risk that the Transaction disrupts current plans and operations of Constellation, US Elemental or HiTech; (14) the availability of federal, state or local government support, and risks related to extensive regulation, compliance obligations and rigorous enforcement by federal, state, and non-U.S. governmental authorities; and (15) expectations related to the terms and timing of the Transaction and the ability of the parties to successfully consummate the Transaction. These statements are based on various assumptions, whether or not identified in this press release, and on the current expectations of the Contracting Parties’ management and are not predictions of actual performance. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on by any investor as, a guarantee, an assurance, a prediction or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and will differ from assumptions. Many actual events and circumstances are beyond the control of the Contracting Parties. These forward-looking statements are subject to a number of risks and uncertainties, as set forth in the section entitled “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements and Risk Factor Summary” in Constellation’s Annual Report on Form 10-K for the year ended December 31, 2025 (the “Annual Report”), the section entitled “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” in the Form S-4 and in those other documents that Constellation has filed, or that US Elemental and Constellation will file, with the SEC. If any of these risks materialize or our assumptions prove incorrect, actual results could differ materially from the results implied by these forward-looking statements. The risks and uncertainties above are not exhaustive, and there may be additional risks that none of the Contracting Parties presently know or that they currently believe are immaterial that could also cause actual results to differ from those contained in the forward-looking statements. In addition, forward looking statements reflect relevant Contracting Parties’ expectations, plans or forecasts of future events and views as of the date of this press release. Each of the Contracting Parties anticipate that subsequent events and developments will cause those assessments to change. However, while the Contracting Parties may elect to update these forward-looking statements at some point in the future, each of the Contracting Parties specifically disclaim any obligation to do so. These forward-looking statements should not be relied upon as representing any of the Contracting Parties’ assessments as of any date subsequent to the date of this press release. Accordingly, undue reliance should not be placed upon the forward-looking statements.

ADDITIONAL INFORMATION AND WHERE TO FIND IT

In connection with the Transaction, the Contracting Parties prepared and US Elemental filed a Form S-4 with the SEC, which includes a proxy statement to be distributed to Constellation’s shareholders in connection with Constellation’s solicitation for proxies for the vote by Constellation’s shareholders in connection with the Transaction and other matters as described in the Form S-4, as well as the prospectus relating to the offer of the securities of US Elemental in connection with the completion of the Transaction. After the Form S-4 has been declared effective, Constellation will mail a definitive proxy statement and other relevant documents to its shareholders as of the record date to be established for voting on the Transaction. Constellation’s shareholders and other interested persons are advised to read, once available, the preliminary proxy statement/prospectus and any amendments thereto, and the definitive proxy statement/prospectus, in connection with Constellation’s solicitation of proxies for its extraordinary general meeting of shareholders to be held to approve, among other things, the Transaction, because these documents will contain important information about the Contracting Parties and the Transaction. Shareholders may also obtain a copy of the preliminary or definitive proxy statement, once available, as well as other documents filed with the SEC regarding the Transaction and other documents filed with the SEC by Constellation and US Elemental, without charge, at the SEC’s website located at www.sec.gov or by directing a request to Constellation Acquisition Corp I, 1290 Avenue of the Americas, New York, NY 10104.

This press release is not a substitute for the Form S-4 or for any other document that Constellation and/or US Elemental may file with the SEC in connection with the Transaction. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE DOCUMENTS FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. INVESTMENT IN ANY SECURITIES DESCRIBED HEREIN HAS NOT BEEN APPROVED OR DISAPPROVED BY THE SEC OR ANY OTHER REGULATORY AUTHORITY NOR HAS ANY AUTHORITY PASSED UPON OR ENDORSED THE MERITS OF THE OFFERING OR THE ACCURACY OR ADEQUACY OF THE INFORMATION CONTAINED HEREIN. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

PARTICIPANTS IN THE SOLICITATION

Constellation, Jindalee and HiTech and their respective directors and executive officers, under SEC rules, may be deemed to be participants in the solicitation of proxies of Constellation’s shareholders in connection with the Transaction. Investors and security holders may obtain more detailed information regarding Constellation’s directors and executive officers in Constellation’s filings with the SEC, including the Annual Report and the other documents filed by Constellation with the SEC from time to time. Information regarding the persons who may, under SEC rules, be deemed participants in the solicitation of proxies to Constellation’s shareholders in connection with the Transaction, including a description of their direct and indirect interests, which may, in some cases, be different than those of Constellation’s shareholders generally, are set forth in the Form S-4. Shareholders, potential investors and other interested persons should read the Form S-4 carefully before making any voting or investment decisions. Free copies of any documents described in the foregoing may be obtained as described under “Additional Information And Where To Find It.”

NO OFFER OR SOLICITATION

This press release does not constitute (i) a solicitation of a proxy, consent or authorization with respect to any securities or in respect of the Transaction or (ii) an offer to sell, or a solicitation of an offer to buy, or a recommendation to purchase, any securities in any jurisdiction, or the solicitation of any vote, consent or approval in any jurisdiction in connection with the Transaction or any related transactions, nor shall there be any sale, issuance or transfer of any securities in any jurisdiction where, or to any person to whom, such offer, solicitation or sale may be unlawful under the laws of such jurisdiction. This press release does not constitute either advice or a recommendation regarding any securities. No offering of securities shall be made except by means of a prospectus meeting the requirements of the Securities Act of 1933, as amended, or an exemption therefrom.

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